SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

March 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hercules Technology Growth Capital, Inc. –
Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) on March 22, 2013 for the registration of $400,000,000 of the Company’s securities. The Registration Statement relates to the shelf offering of the Company’s securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2 (File No. 333-184312), except for the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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